UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 1, 2023

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In the Matter of

Global Earnings Capital Ltd.
Jinzhonghuan International
Business Building, No. 3037
Jintian Road, Fu'an Community
Futian Street, Futian District
Shenzhen, China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-268892

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Global Earnings Capital Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Global Earnings Capital Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 1, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief